Quarterly Review - September 30, 2007
FMI Provident Trust
Strategy Fund
Investment Objective
Seeks a combination of long-term growth of capital and income to achieve a high total return.
Manager - The FMI Provident Trust Strategy Fund (the "Fund") is advised by Fiduciary Management, Inc. of Milwaukee. On September 9, 2002, the shareholders of the Fund named Provident Trust Company of Waukesha, Wisconsin as sub-advisor for investment management. Provident was founded in 1999 and is controlled by the principals of the firm.
Investment Professionals - J. Scott Harkness, CFA, President and Chief Executive Officer of Provident Trust Company, is responsible for day-to-day management of the Fund.
Strategy - Provident Trust Company is a concentrated core growth equity manager seeking to exceed the S&P 500 1 domestic stock market index return over full investment cycles. (A typical investment cycle lasts 5-7 years and includes both a 30% advance and a 20% decline.) FMI Provident Trust Strategy Fund can flexibly allocate assets between stocks, bonds and money markets to moderate volatility, and selects common stocks of all market capitalizations, generally of companies having a market capitalization of $1 billion or more at the time of purchase. Stock selection criteria includes improving revenue and earnings growth, increasing margins, significant management stock ownership, and upward valuation potential. The Fund is a non-diversified investment company; please see the prospectus for further details.
Fund Information
Inception Date	12/30/1986
Net Assets	$60.4 million
Net Asset Value	$8.13
Expense Ratio	1.00%
Ticker	FMIRX
Top Ten Holdings
Walgreen Co.	7.5%
Express Scripts, Inc.	5.9%
Fastenal Co.	5.9%
Manpower Inc.	5.8%
J.C. Penney Company, Inc.	5.7%
Jacobs Engineering Group Inc.	5.6%
Robert Half International Inc.	4.9%
T. Rowe Price Group Inc.	4.6%
Accenture Ltd.	4.5%
Charles Schwab Corp.	4.4%
Portfolio Characteristics
Weighted average market cap	$16.6 billion
Median market cap	$11.5 billion
P/E ratio (forward 4 quarters)	17.6x
Estimated L-T earnings growth rate	17.0%
Return on equity (ROE)	24.0%
Number of holdings	15
Top Ten Sectors
Performance	Q3 2007	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	-1.93%	14.47%	13.98%	15.01%	7.29%	11.06%
S&P 500[1]	2.03%	16.44%	13.16%	15.46%	6.57%	11.81%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/30/86. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - FMI Provident Trust Strategy Fund lost 1.93% behind our primary benchmark, the S&P 500's 2.03%. The year 2007 will be the 16th consecutive calendar year of American economic growth. Our ability to grow through calamities like the 1987 stock market crash, two Iraq wars, the 9-11 terrorists attacks, and various corporate scandals is a testament to the dynamism of our country. Looking forward, the world's economic growth is becoming increasingly widespread with emerging economies like India and China leading the way. Accordingly, our portfolio increasingly reflects the globalization of economic progress with over 20% of the portfolio revenues occurring outside of the United States. Our 2008 S&P 500 stock market outlook is 1600-2000 which represents upside return potential of +5 to +25% based on $100 in earnings and a 16-20x price earnings valuation.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

The Standard & Poor's 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Standard & Poor's Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock's weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.